Exhibit 21.1

Subsidiaries of the Registrant

Ownership
Name	Percentage
Beijing Tongmei Xtal Technology	100

Nanjing Jin Mei Gallium Co., Ltd*	100
Beijing BoYu Manufacturing Co., Ltd**	63

*AXT’s ownership of this subsidiary was 83%. On June 15, 2018, we purchased a 12% ownership interest from one of the minority owners for $1.4 million. The $1.4 million is scheduled to be paid in two installments. On June 15, 2018, we paid the first installment of $163,000. The second installment of $1.2 million is scheduled to be paid after the completion of the relocation of JinMei’s headquarters and manufacturing operations and was included in “Accrued liabilities” in our condensed consolidated balance sheets. As a result, our ownership of JinMei increased from 83% to 95%. In September 2018, we purchased a 2% ownership interest from one of the three remaining minority owners for $252,000. As a result, our ownership of JinMei increased from 95% to 97%.  In May 2019, we purchased the remaining 3% ownership interest of JinMei from retiring members of the JinMei management team for approximately $413,000. As a result, our ownership of JinMei increased from 97% to 100%. AXT continues to consolidate JinMei as we have a controlling financial interest and have majority control of the board. Our Chief Executive Officer is chairman of the JinMei board and we have appointed two other representatives to serve on the board.

** AXT’s ownership of this subsidiary was 70% at inception.  On November 2, 2017, BoYu, raised additional capital in the amount of $2 million in cash from a third-party investor through the issuance of shares equivalent to 10% ownership of BoYu. As a result, our ownership of BoYu was diluted from 70% to 63%. AXT continues to consolidate BoYu as we have a controlling financial interest and have majority control of the board and, accordingly, no gain was recognized as a result of this equity transaction. Our Chief Executive Officer is chairman of the BoYu board and we have appointed two other representatives to serve on the board.